SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 Contact Center Leaders Confident in Artificial Intelligence’s (AI’s) Role in Delivering Exceptional Customer Experiences, Dated May 1, 2019.
99.2 NICE and Prof. Dan Ariely’s Research Confirms - Desktop Robots Significantly Boost Employee Performance and Wellbeing, Dated May 2, 2019.
99.3 NICE Wins 2019 CRM Service Leaders Awards for Excellence in Analytics and Workforce Optimization, Dated May 6, 2019.
99.4 NICE Actimize Named “Best Trade Surveillance Solution for MAD/MAR Technology” in 2019 RegTech Insight Awards, Dated May 7, 2019.
99.5 NICE Actimize Presents Innovative Cloud Based PSD2 Readiness Fraud Management Solution, Dated May 9, 2019.
99.6 NICE Interactions EMEA 2019 to Showcase Best Practices for Elevating Personal Connections via Analytics, Automation, Cloud and WFO, Dated May 13, 2019.
99.7 NICE Announces a New Era of Complete Digital Experiences Expediting Enterprises Transition to Smart Digital Conversations, Dated May 16, 2019.
99.8 NICE inContact CXone Wins Silver Stevie Award in Cloud Platform Category, Dated May 20, 2019.
99.9 NICE Actimize’s AI-Infused Transaction Monitoring Solution to Transform China’s SPD Silicon Valley Bank AML Operations, Dated May 23, 2019.
100.0 NICE Actimize Wins FTF News “Best Financial Crime Prevention Technology” Category Award, Dated May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Dated: June 3, 2019	By:	/s/ Tali Mirsky
	Name:	Tali Mirsky
	Title:	Corporate VP, General Counsel & Corporate Secretary

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 Contact Center Leaders Confident in Artificial Intelligence’s (AI’s) Role in Delivering Exceptional Customer Experiences, Dated May 1, 2019.
99.2 NICE and Prof. Dan Ariely’s Research Confirms - Desktop Robots Significantly Boost Employee Performance and Wellbeing, Dated May 2, 2019.
99.3 NICE Wins 2019 CRM Service Leaders Awards for Excellence in Analytics and Workforce Optimization, Dated May 6, 2019.
99.4 NICE Actimize Named “Best Trade Surveillance Solution for MAD/MAR Technology” in 2019 RegTech Insight Awards, Dated May 7, 2019.
99.5 NICE Actimize Presents Innovative Cloud Based PSD2 Readiness Fraud Management Solution, Dated May 9, 2019.
99.6 Leading Australian Telecommunications Company Revolutionizes Customer Experience Through Use of NICE Cloud Maturity Model Service, Dated May 12, 2019.
99.7 NICE Interactions EMEA 2019 to Showcase Best Practices for Elevating Personal Connections via Analytics, Automation, Cloud and WFO, Dated May 13, 2019.
99.8 NICE inContact CXone Wins Silver Stevie Award in Cloud Platform Category, Dated May 20, 2019.
99.9 NICE Actimize’s AI-Infused Transaction Monitoring Solution to Transform China’s SPD Silicon Valley Bank AML Operations, Dated May 23, 2019.
100.0 NICE Actimize Wins FTF News “Best Financial Crime Prevention Technology” Category Award, Dated May 28, 2019.